UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response...11

INITIAL SCHEDULE 13G

Under the Securities Exchange Act of 1934

Carrols Restaurant Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
14574X104
(CUSIP Number)

October 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 9 PAGES

CUSIP No. 14574X104	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Manulife Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None, except through its indirect, wholly-owned subsidiaries, MFC Global Investment Management (U.S.A.) Limited, John Hancock Advisers, LLC and MFC Global Investment Management (U.S.), LLC

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See line 9 above.
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE 2 OF 9 PAGES

CUSIP No. 14574X104	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). MFC Global Investment Management (U.S.A.) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 933
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 933
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 933
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.004%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE 3 OF 9 PAGES

CUSIP No. 14574X104	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). John Hancock Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,447,715
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,447,715
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,447,715
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE 4 OF 9 PAGES

CUSIP No. 14574X104	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). MFC Global Investment Management (U.S.), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 752,421
	6	SHARED VOTING POWER 1,447,715
	7	SOLE DISPOSITIVE POWER 752,421
	8	SHARED DISPOSITIVE POWER 1,447,715
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,136
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE 5 OF 9 PAGES

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Item 1(a)	Name of Issuer:
Carrols Restaurant Group, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
968 James Street
Syracuse, NY 13203

Item 2(a)	Name of Person Filing:

This filing is made on behalf of Manulife Financial Corporation (“MFC”), and MFC’s indirect, wholly-owned subsidiaries, MFC Global Investment Management (U.S.A.) Limited (“MFC Global”), John Hancock Advisers, LLC (“JHA”) and MFC Global Investment Management (U.S.), LLC (“MFC Global (U.S.)”).

Item 2(b)	Address of the Principal Offices:

The principal business offices of MFC and MFC Global are located at 200 Bloor Street, East, Toronto, Ontario, Canada, M4W 1E5; JHA is located at 601 Congress Street, Boston, Massachusetts 02210; and MFC Global (U.S.) is located at 101 Huntington Street, Boston, Massachusetts 02199.

Item 2(c)	Citizenship:

MFC and MFC Global are organized and exist under the laws of Canada.

JHA and MFC Global (U.S.) are organized and exist under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
14574X104

Item 3	If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

MFC:	(g) (X)	Parent Holding Company, in accordance with
§240.13d-1(b)(ii)(G).

MFC Global:	(e) (X)	Investment Adviser registered under §203 of the Investment
Advisers Act of 1940.

JHA:	(e) (X)	Investment Adviser registered under §203 of the Investment
Advisers Act of 1940.

MFC Global (U.S.):	(e) (X)	Investment Adviser registered under §203 of the Investment
Advisers Act of 1940.

Item 4	Ownership:

(a)

Amount Beneficially Owned: MFC Global has beneficial ownership of 933 shares of Common Stock, JHA has beneficial ownership of 1,447,715 shares of Common Stock and MFC Global (U.S.) has beneficial ownership of 2,200,136 shares of Common Stock. Through its parent-subsidiary relationship to MFC Global, JHA and MFC Global (U.S.), MFC may be deemed to have beneficial ownership of these same shares.

PAGE 6 OF 9 PAGES

(b)

Percent of Class: Of the 21,550,827 shares outstanding as of August 3, 2007, according to the issuer's quarterly report on Form 10-Q for the period ended July 1, 2007, MFC Global held 0.004%, JHA held 6.7% and MFC Global (U.S.) held 10.2%. The aggregate percentage held as of October 31, 2007 (after eliminating double counting as a result of shared investment or voting discretion) by all reporting persons was 10.2%.

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote:

MFC Global has sole power to vote or to direct the voting of the shares of Common Stock it beneficially owns. MFC Global (U.S.) has sole power to vote or to direct the voting of 752,421 shares of Common Stock it beneficially owns.

(ii)	shared power to vote or to direct the vote:

JHA has shared power to vote or to direct the voting of the shares of Common Stock it beneficially owns. MFC Global (U.S.) has shared power to vote or to direct the voting of 1,447,715 shares of Common Stock it beneficially owns.

(iii)	sole power to dispose or to direct the disposition of:

MFC Global has sole power to dispose or to direct the disposition of the shares of Common Stock it beneficially owns. MFC Global (U.S.) has sole power to dispose or to direct the disposition of 752,421 shares of Common Stock it beneficially owns.

(iv)	shared power to dispose or to direct the disposition of:

JHA has shared power to dispose or to direct the disposition of the shares of Common Stock it beneficially owns. MFC Global (U.S.) has shared power to dispose or to direct the disposition of 1,447,715 shares of common stock it beneficially owns.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
See Items 3 and 4 above.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of a Group:
Not applicable.

Item 10	Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

PAGE 7 OF 9 PAGES

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

By:	/s/ Emanuel Alves
Name:	Emanuel Alves
Dated: November 9, 2007	Title:	Attorney in Fact*

MFC Global Investment Management (U.S.A.) Limited

By:	/s/ Gordon Pansegrau
Name:	Gordon Pansegrau
Dated: November 9, 2007	Title:	General Counsel, Secretary and Chief
Compliance Officer

John Hancock Advisers, LLC

By:	/s/ Francis V. Knox Jr.
Name:	Francis V. Knox Jr.
Dated: November 9, 2007	Title:	Vice President and Chief Compliance
Officer

MFC Global Investment Management (U.S.), LLC

By:	/s/ Francis V. Knox Jr.
Name:	Francis V. Knox Jr.
Dated: November 9, 2007	Title:	Vice President and Chief Compliance
Officer

* Signed pursuant to a Power of Attorney dated January 31, 2007 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on February 1, 2007.

PAGE 8 OF 9 PAGES

EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation, MFC Global Investment Management (U.S.A.) Limited, John Hancock Advisers, LLC and MFC Global Investment Management (U.S.), LLC agree that the Initial Schedule 13G to which this Agreement is attached, relating to the Common Stock of Carrols Restaurant Group, Inc., is filed on behalf of each of them.

Manulife Financial Corporation

By:	/s/ Emanuel Alves
Name:	Emanuel Alves
Dated: November 9, 2007	Title:	Attorney in Fact*

MFC Global Investment Management (U.S.A.) Limited

By:	/s/ Gordon Pansegrau
Name:	Gordon Pansegrau
Dated: November 9, 2007	Title:	General Counsel, Secretary and Chief
Compliance Officer

John Hancock Advisers, LLC

By:	/s/ Francis V. Knox Jr.
Name:	Francis V. Knox Jr.
Dated: November 9, 2007	Title:	Vice President and Chief Compliance
Officer

MFC Global Investment Management (U.S.), LLC

By:	/s/ Francis V. Knox Jr.
Name:	Francis V. Knox Jr.
Dated: November 9, 2007	Title:	Vice President and Chief Compliance
Officer

* Signed pursuant to a Power of Attorney dated January 31, 2007 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on February 1, 2007.

PAGE 9 OF 9 PAGES